June 17, 2009
VIA EDGAR TRANSMISSION
Corresp
Linda Cvrkel
Division of Corporation Finance
Securities and Exchange Commission
100F Street, N.E.
Washington, D.C. 20549

Re:	CKX, Inc. Form 10-K for the fiscal year ended December 31, 2008 Form 10-K/A for the fiscal year ended December 31, 2008 File No. 000-17436
We transmit herewith for filing with the Securities and Exchange Commission (“the Commission”), responses to the comments received from the Commission on June 4, 2009.
Form 10-K for the fiscal year ended December 31, 2008
Note 3. Transactions Involving FX Real Estate and Entertainment Inc.and FX Luxury Realty, LLC. Page 60
1. We note from your disclosure that FXRE has disclosed it has received from its lenders written demands for repayment of all obligations owed to the lenders under the outstanding $475 million mortgage loan on its Las Vegas properties. The loan matured on January 6, 2009. FXRE has disclosed that neither FXRE nor its Las Vegas subsidiaries are able to repay the obligations outstanding under the loan. Failure to repay the mortgage loan could result in the lenders exercising their remedies under the loan agreement. In this regard, please tell us if the company has issued a guarantee on the above mentioned loan(s). If so, please tell us and revise future filings to disclose in the notes to your financial statements the amount that has been recognized as a liability in your financial statements for this guarantee, in accordance with paragraph 8 of SFAS No. 5 and paragraph 9 of FIN 45. Also, please provide in your future financial statements the disclosures outlined in paragraph 13 of FIN 45, as applicable.
     The Company has not guaranteed any obligations of FXRE, including the referenced mortgage loan. The information about the mortgage loan, together with other information about FXRE, has historically been included as background information to provide a fair picture of the financial condition of FXRE so as to fully disclose the status of those transactions in which FXRE has been a counterparty to the Company.
     We will explicitly state this point in future filings.

2. We note the disclosure on page 61 indicating that the Company consummated the distribution of its shares of common stock of FXRE through a series of dividends, which involved the transfer of an aggregate of 48% of the outstanding common stock of FXRE into three trusts for the benefit of CKX shareholders, with such shares subsequently released to CKX stockholders. We also note that the first dividend, transferred into two trusts on June 18, 2007 was valued at approximately, $50.3 million and the second dividend transferred on September 27, 2007 was valued at approximately $40.9 million. With regards to these dividends, please tell us and revise future filings to explain how you valued the shares distributed via each of these dividends. Refer to the guidance outlined in paragraph 23 of APB No. 29.
     The valuation of the distributed shares was calculated by multiplying the percentage of the total shares held by the Company that were being distributed by the total recorded investment amount at the time of the distributions.
     As is disclosed and by way of background, on June 1, 2007, the Company acquired a 50% interest in FX Luxury Realty LLC (“FXLR”), the predecessor company to FXRE, for an initial investment of $100.0 million.
     On June 18, 2007, the Company irrevocably distributed 50% of its initial interests in FXLR to trusts for the benefit of the Company’s stockholders. At such time, its total investment in FXLR amounted to $100.6 million, representing the cost of $100.0 million for the initial investment, transaction costs to such date of $1.6 million less $1.0 million of losses incurred by FXLR between June 1, 2007, the date of the initial investment, and June 18, 2007, the date of the initial distribution. Based on this total investment amount, the distribution of 50% of such investment was valued at $50.3 million. The Company evaluated the carrying value of its investment prior to the distribution and determined that the carrying value of the investment did not exceed its fair value.
     On September 26, 2007, the Company acquired an additional 0.742% of the then outstanding capital stock of FXRE for a price of $1.5 million. Following this investment, the Company owned approximately 25.5% of the then outstanding shares of FXRE. The total recorded value of the Company’s investment in FXRE at this time amounted to $44.8 million, consisting of the initial amounts paid to purchase the interests of $101.5 million ($100 million on June 1st and $1.5 million on September 26th) plus transaction costs of $2.0 million less losses incurred by FXRE between June 1, 2007 and September 26, 2007 of $8.4 million and less the amount of the June 18th dividend of $50.3 million.
     On September 27, 2007, the Company irrevocably distributed 23.5% of the 25.5%, or 92% of the Company’s FXRE shares to trusts for the benefit of the Company’s shareholders. This distribution was valued at $40.9 million, which was 92% of the then $44.8 million carrying value of the Company’s investment in FXRE. The Company evaluated the carrying value of its investment prior to the distribution and determined that the carrying value of the investment did not exceed fair value.

     In accordance with APB No. 29 paragraph 23, this non-reciprocal transfer to owners is deemed a pro-rata distribution of shares of an entity which has been consolidated or has been accounted for under the equity method immediately prior to the distribution. As such it is considered to be the equivalent of a spin-off and therefore should be accounted for based on its historical book value. Because the Company no longer owns any interest in FXRE, we do not believe that additional disclosure is required for future filings. However, if the Commission staff believes additional disclosure is required, the Company will provide such disclosure in future filings.
3. We note from your disclosure on page 61 that on December 21, 2007, the Company declared a dividend with respect to its remaining 2% ownership interest in FXRE and set the record date of December 31, 2007 for the distribution of all shares of FXRE stock held by CKX and the three distribution trust to the CKX stockholders. Also we note that the Company recorded a $2.2 million gain on the declared dividend of the final 2% interest in FXRE to the Company’s shareholder and that this gain represented the difference between the Company’s cost basis in the shares and the trading price of FXRE on January 10, 2008, the first day of trading in FXRE stock. In this regard, please explain why you recognized a gain of $2.2 million on a transaction that appears to be dividend distribution to your shareholders, supported with the applicable accounting literature that supports your accounting treatment. Please note that paragraph 23 of APB No. 29 provides that pro-rata distributions to owners of an enterprise of shares of a subsidiary or other investee company that has been consolidated or that has been accounted for using the equity method of accounting should generally be based on the recorded amount of the nonmonetary assets distributed, which would not result in any gain recognition. As part of your response, please also explain why a date subsequent to December 31, 2007 (i.e., January 10, 2008) was used to calculate the gain, which relates to a transaction that occurred during the fiscal year ended December 31, 2007. We may have further comments after receipt of your response.
          At the time of the distribution of the Company’s final 2% interest in FXRE, the Company did not have a controlling interest in FXRE and was neither consolidating FXRE’s results nor accounting for its investment in FXRE under the equity method of accounting (see response to Comment 5 below). Rather, because the Company no longer had significant influence over FXRE, the Company was accounting for its remaining 2% interest in FXRE under the cost method of accounting. In accordance with paragraph 23 of APB No. 29, because the Company was not consolidating nor accounting for FXRE under the equity method of accounting immediately prior to the distribution, the Company recognized a gain or loss calculated as the difference between the fair value of the dividend as compared to the Company’s recorded value of the distributed asset.
     If the SEC staff were to take an alternative view of the accounting for the distribution of the Company’s final 2% interest in FXRE, believing that the distribution should have been accounted for at the Company’s book value, we believe that from a quantitative and qualitative perspective, a change to the Company’s financial statements would not be necessary. In assessing the criteria in Staff Accounting Bulletin No. 99 — Materiality, the Company believes the recognition of this non-cash gain is not of the magnitude that it is probable that the judgment of a reasonable person relying upon the financial statements would have been changed or influenced by the inclusion or correction of the item. In reaching this determination, the Company has considered the following:
•	The non-cash gain of $2.2 million was not included in operating profit, it represented only approximately 5% of 2007 pre-tax income, it is a non-cash item and does not impact any trends as it was a one-time item.

•	An adjustment would have no impact on the stockholders equity section of the 2007 balance sheet because any adjustment to the gain would be offset by a countervailing adjustment to the dividend value.

•	The gain was excluded from reported OIBDAN, the financial measure that the Company and its investors consider to be an important indicator of operational performance.

•	This distribution of the final 2% ended the Company’s ownership in FXRE so that these transactions had and will have no future impact to the Company’s financial reporting in 2008 or beyond.

•	The Company’s reported accounting does not hide a failure to meet analysts’ consensus expectations for the enterprise. As noted in our response to Comment 12 below, the Company does not issue earnings guidance.

•	Excluding the gain would not change a loss into income or vice versa.

•	Excluding the gain would not impact a segment or other portion of the Company’s business that has been identified as playing a significant role in the Company’s operations or profitability.

•	Excluding the gain would not affect the Company’s compliance with regulatory requirements.

•	Excluding the gain would not affect the Company’s compliance with loan covenants or other contractual requirements.

•	The Company’s reported accounting did not have the effect of increasing management’s incentive compensation.

•	The Company’s reported accounting did not involve concealment of an unlawful transaction.

          For the purposes of calculating the value of this non-cash dividend, the Company believed that the average price of the FXRE stock on January 10, 2008, FXRE’s first day of trading on the NASDAQ Stock Market, represented the most tangible evidence available of fair value as of the December 21st declaration date. The Company believed this was the proper position because there were no significant changes in FXRE’s business during the brief period between the dividend declaration date and the date on which FXRE’s stock commenced trading, including with respect to FXRE’s redevelopment plan, the underlying FXRE commercial real estate operations, FXRE’s management team and the Las Vegas macroeconomic environment.
Note 4. Summary of Significant Accounting Polices and Basis of Presentation
Principles of Consolidation, page 63
4. We note from your disclosure on page 63, that any variable interest entities for which the Company is the primary beneficiary, as defined in FIN 46(R), are consolidated. Also, we note from your disclosure on page 79 that the partnership agreement with Cirque du Soleil and MGM MIRAGE (“MGM”) to create a permanent Elvis Presley show at MGM is a variable interest entity as defined by FIN 46(R), which is accounted by you under the equity method of accounting. In this regard, please provide us with and revise future filings to include in your notes to your financial statements the disclosures outlined in Appendix C or FSP No. FAS 140-4 and FIN 46(R)-8, with regards to any ownership interests that you may have in variable interest entity.
          The Company is engaged in a partnership with Cirque du Soleil, which in turn has an agreement with MGM with respect to the presentation of the an Elvis Presley themed show at the MGM City Center. The relationship between the EPE/Cirque partnership entity and MGM is not a partnership, but rather is just a contractual relationship. The disclosure regarding variable interest entities (VIE) on page 63 is a reference to the Company’s partnership relationship with Cirque du Soleil and not the contractual relationship with MGM. The Company is not the primary beneficiary of the EPE/Cirque partnership and therefore under FIN 46(R) the Company is required to disclose: the nature of the Company’s involvement with the VIE and when that involvement began; the nature, purpose, size and activities of the VIE; and the Company’s maximum exposure to loss as a result of its involvement with the variable interest entity. These disclosures were made in Note 14, Commitments and Contingencies (page 79), as noted above.
          The Company reviewed the disclosure requirements of FAS 140. These disclosures do not apply to the Company’s VIE’s as there are no collateral obligations, servicing assets or liabilities, securitized financial assets or assets that continue to be held by the transferor.

     The disclosures related to this VIE will be expanded as our investment increases in 2009 and the VIE becomes operational in late 2009. The Company had intended to and will include these expanded disclosures as warranted in our 2009 and future filings. Accordingly, for enhanced clarity, these VIE disclosures will be summarized in a separate note to the Company’s financial statements in the next Form 10-Q filing.
Investment in FXRE, page 64
5. We note the disclosure indicating that the Company consolidated FXRE from the date of the Company’s investment on June 1, 2007 through the date of the September dividend as it controlled FXRE through its direct 25% ownership interest and the separate indirect ownership of affiliates, primarily the Company’s Chairman, Robert F.X. Sillerman, in the Distribution Trusts and in Flag, which each own direct interests in FXRE. Please explain in further detail why you believe it was appropriate to consolidate FXRE when the Company held only a 25% direct ownership interest in FXRE. As part of your response, please explain in further detail the nature of the ownership and/or voting interests held by affiliates of the Company that provided the Company with control over operations of FXRE when it held only a 25% voting interest.
Furthermore, please explain why the interests held by these affiliated parties did not provide the Company with significant influence after the date of the September dividend which reduced the Company’s interest to 2% and which would require the Company to use the equity method of accounting subsequent to the September dividend. We may have further comment upon receipt of your response.
          The Company accounted for its investment in FXRE in accordance with the guidance in Statement of Financial Accounting Standards No. 94, Consolidation of All Majority-Owned Subsidiaries and AICPA Accounting Research Bulletin No. 51, Consolidated Financial Statements.
     As referenced in our response to Comment 2 above, on June 1 2007, the Company acquired a 50% interest in FXLR, the predecessor company to FXRE, for an initial investment of $100.0 million. Based on its substantial equity interest and contractual rights that provided significant influence and management control, the Company consolidated the results of FXLR.
     Subsequent to the dividend of half of this investment on June 18, 2007 the Company determined that it would continue to consolidate FXLR based primarily on the Company’s continued significant influence and control over the management of operations of FXLR. The Company reached this determination by considering the following:
•	The limited liability company operating agreement for FXLR granted the Company certain contractual control rights, including the unilateral right to become the managing member of FXLR at any time.

•	The Company continued to hold a 25% interest in the outstanding voting equity, making it the second largest individual stockholder.

•	Robert F.X. Sillerman, the Chairman and Chief Executive Officer of CKX, owned a 30% interest in and held certain control features with respect to Flag Luxury Properties, an entity which in turn owned 50% of, and served as managing member of, FXLR.
          On September 26, 2007, the corporate structure of FXLR was essentially converted into a corporation when the holders of common membership interests of FXLR, including the Company, contributed those interests in exchange for shares of common stock of FXRE (the “Reorganization”). This structural change eliminated the impact of the limited liability company operating agreement and its associated management rights, thereby leaving the rights of FXRE’s equity holders, including the Company, limited to those of a common stockholder in a corporation.
     After the distribution of 23.5% of its then 25.5% interest in FXRE on September 26, 2007, the Company accounted for its remaining 2% interest in FXRE under the cost method. In reaching this conclusion, the Company primarily considered the following:
•	The shift from an LLC to a corporation and resulting elimination of any contractual management rights left the Company as a minority stockholder without significant influence or control over management.

•	The substantial reduction in the Company’s direct equity interest from 25.5% to 2%.
          The shift to a corporation also rendered Mr. Sillerman’s interests in Flag Luxury Property less meaningful as Flag Luxury Properties no longer held any contractual rights to control management beyond its direct equity holdings in FXRE. Further, as a result of the additional shares acquired by CKX on September 26th (see response to Comment 2 above) Flag Luxury Properties’ ownership was decreased below 50%.
     Based on the reduced direct ownership and the absence of significant influence over operating or management control, the Company determined that the cost method was thereafter the appropriate method of accounting.
General
6. Your 10-K must be signed by your principal accounting officer or controller. Refer to Instruction D.2(a) to Form 10-K.
     The Company’s principal financial officer, Mr. Thomas P. Benson, also serves as the principal accounting officer. We will make sure that his signature is noted as such for all future filings.
Exhibits, page 87

7. We note that you have incorporated by reference several exhibits, such as the Bridge Loan Credit Agreement dated February 7, 2005 (Exhibit 10.4), the Amended and Restated Bridge Loan Credit Agreement dated March 17, 2005 (Exhibit 10.7), and the Revolving Credit Agreement dated May 24, 2006 (Exhibit 10.23). These exhibits do not appear to contain all the exhibits and schedules either listed in the table of contents or referred to in the agreement. All exhibits must be filed in full and include all attachments, schedules and exhibits. Please re-file each exhibit to include the omitted schedules and exhibits. Further, please confirm that you will file all exhibits in full and include all attachments, schedules, and exhibits in future filings.
The Company will review its filings and re-file any documents to the extent that exhibits to such documents were accidentally omitted. We respectfully request that such documents be filed with our Form 10-Q for the quarter ended June 30, 2009.
The Company notes that while Item 6.01(10) of Regulation S-K requires the filing of material contracts, the rule does not state that Schedules to such contracts must also be filed. Item 6.01 (2) of Regulation S-K specifically provides that “Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the disclosure document.” The Company hereby confirms to the Commission that it has applied the same standard to Schedules under Item 6.01(10) and has not omitted any schedules which are material to an understanding of the contract in question or which contain information not otherwise covered by the applicable disclosure.
Form 10-K/A for the fiscal year ended December 31, 2008
Components of Compensation for Named Executive Officers, page 11
8. Please confirm that in future years you will disclose the companies, which make up the subset mentioned in the last paragraph of this section and will disclose the parameters of the subset.
     We will, in future years, disclose the companies which make up the subset of the full group used to determine the reasonableness of compensation levels for the Company’s key executives, and will disclose the parameters of the subset. The Company notes that the compensation disclosure from its Form 10-K/A must be re-filed as part of the proxy statement for the Company’s annual meeting to be held later this year. We will begin to include this disclosure commencing with this year’s proxy statement.
Annual Incentives, page 12
9. We note your discussion of the bonus paid to Mr. Sillerman and Mr. Fuller for their performance during the 2008 fiscal year and that you “retrospectively considered criteria” that you believed would have been considered had a bonus plan been formally established. Please disclose the OIBDAN and revenue budgets for the Company. Please also disclose the formula you used to determine the compensation for each of these individuals.
     The Company notes that the compensation disclosure from its Form 10-K/A must be re-filed as part of the proxy statement for the Company’s annual meeting to be held later this year. We respectfully propose that we address this comment in the to-be-filed proxy statement by amending the paragraph describing Mr. Sillerman’s bonus analysis to read as follows:
     “In determining Mr. Sillerman’s bonus amount for 2008, the Committee developed a formula that incorporated the OIBDAN and revenue budget goals established by management at the outset of 2008, and then weighted the performance relative to budget for the Company on a consolidated basis and each of its divisions. The budget targets and formulaic weighting are reflected in the following charts:
Budget Targets

	OIBDAN		Revenue
CKX (consolidated)	$85.5	million	$271.2	million
19 Entertainment	$80.5	million	$204.8	million
Elvis Presley Enterprises	$20.0	million	$59.9	million
Muhammad Ali Enterprises	$3.7	million	$6.5	million
Formulaic Weighting

	OIBDAN		Revenue
CKX (consolidated)	50%		10%
19 Entertainment	15%		5%
Elvis Presley Enterprises	10%		5%
Muhammad Ali Enterprises	2	1/2%	2	1/2%
     Mr. Sillerman’s presumptive target bonus for 2008 was $1,550,000. A bonus funding formula was established wherein 50 percent of the target bonus would be deemed earned at 90 percent achievement of budgeted goals, 100 percent of the target bonus would be deemed earned at 100 percent achievement and 200 percent of the target bonus would be deemed earned at 120 percent achievement. Based on the audited financial results for the year ended December 31, 2008, the Company exceeded its revenue budget for the year and fell slightly below its OIBDAN budget. 19 Entertainment exceeded both its revenue and OIBDAN budgets, Elvis Presley Enterprises and Muhammad Ali Enterprises both fell short of their revenue and OIBDAN budgets. After applying these results to the formula, and taking into account the Committee’s analysis of Mr. Sillerman’s performance with respect to a number of non-financial subjective performance criteria, including strategy development, acquisition strategy and execution, leadership, Board relations and management succession planning, the Committee awarded Mr. Sillerman a bonus of $1,150,000 for 2008, which represented 72.4 percent of his presumptive target bonus”
     With respect to Mr. Fuller, the Committee did not apply a formulaic analysis in determining his bonus amount. As such, we propose to address this comment in the Company’s to-be-filed proxy statement by amending Mr. Fuller’s bonus discussion as follows:
     “For Mr. Fuller, the Committee considered the performance of 19 Entertainment, the unit he heads, and noted that 19 Entertainment exceeded both its revenue and OIBDAN budgets for the year. The Committee was also mindful of Mr. Fuller’s efforts (and the corresponding results) in continuing to build significantly the brand equity of the “Idol” franchise. Based on these factors, but without applying any formulaic analysis to Mr. Fuller’s performance, the Committee approved Mr. Sillerman’s recommendation of a 2008 bonus of £1,000,000 ($1,448,910) for Mr. Fuller.”
10. In addition, please discuss the “non-financial criteria” you used to determine the bonus paid to Mr. Sillerman.
     The Company notes that the compensation disclosure from its Form 10-K/A must be re-filed as part of the proxy statement for the Company’s annual meeting to be held later this year. As reflected above in the proposed revised disclosure regarding Mr. Sillerman’s bonus analysis, we respectfully propose that we address this comment in the Company’s to-be-filed proxy statement by amending the final sentence of the paragraph as follows:
     “After applying these results to the formula, and taking into account the Committee’s analysis of Mr. Sillerman’s performance with respect to a number of non-financial subjective performance criteria, including strategy development, acquisition strategy and execution, leadership, Board relations and management succession planning, the Committee awarded Mr. Sillerman a bonus of $1,150,000 for 2008, which represented 72.4 percent of his presumptive target bonus.”
11. We note that for Messrs. Tytel, Slater and Benson, you considered “financial results of the Company and its divisions, competitive compensation levels, and their significant respective contributions in managing the Company ...” Please specify the Company financial results you considered in awarding 2008 bonuses to these individuals and any formulas used, if any.
     The Company notes that the compensation disclosure from its Form 10-K/A must be re-filed as part of the proxy statement for the Company’s annual meeting to be held later this year. We respectfully propose that we address this comment in the Company’s to-be-filed proxy statement by amending the paragraph disclosing the bonus amounts for Messrs. Tytel, Slater and Benson as follows:

     “For Messrs. Tytel, Slater and Benson, the Committee considered the financial results of the Company and its divisions, most notably revenue and OIBDAN performance as compared to budgeted amounts, competitive compensation levels, and such individuals’ very significant respective contributions in managing the Company in the face of a difficult economy and uncertainty surrounding the Company’s ongoing status as a public or private entity. Because the bonus amounts recommended by Mr. Sillerman for Messrs. Tytel, Slater and Benson were reasonable in view of performance and were well within the range of competitive practice, the Committee elected not to apply a formulaic analysis and approved the 2008 bonuses of $275,000 each for Messrs. Tytel and Slater, and $225,000 for Mr. Benson.”
12. We note that your 2009 annual incentive compensation plan uses a “Performance Target” as the basis for payment of bonuses. Please disclose all Company OIBDAN and budget goals that will be used to determine bonus payments and the exact formula used to determine the “Performance Target”.
     As a general practice, the Company does not disclose projections nor provide earnings guidance to the market with respect to its budgetary goals or expectations. As such, we respectfully request that the Commission withdraw its comment with respect to disclosing such information. However, consistent with our response to Comment 9 above, we will in future proxy statements retrospectively disclose the budget targets used in connection with the prior year’s bonus formulas.
     We believe that the exact formula used to determine the “Performance Target” for the 2009 annual incentive compensation plan is currently disclosed in the following language:
     “The financial performance threshold on which the payment of bonuses is based (the “Performance Target”) consists of a formula that weights predetermined OIBDAN goals for 2009 for CKX on a consolidated basis (60%), as well as budget goals for each of 19 Entertainment (20%), Elvis Presley Enterprises (15%) and Muhammad Ali Enterprises (5%). The OIBDAN targets for CKX as well as each of the aforementioned divisions represent amounts that would evidence growth over financial performance for the prior year.”
We hereby acknowledge that:
•	The Company is responsible for the adequacy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should any member of the staff have any questions or comments concerning this filing, please do not hesitate to contact the undersigned at (212) 407-9155.

Very truly yours,
/s/Thomas P.Benson
Name:	Thomas P. Benson
Title:	Chief Financial Officer, Chief Accounting Officer, Executive Vice President and Treasurer